UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

GDS Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	Page 1 of 6

1	Names of Reporting Persons Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 477,288,484(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 477,288,484(1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 477,288,484(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 34.3%(2)(3)(4)
14	Type of Reporting Person CO

(1)

493,288,484 assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering (as defined herein), including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029 (as defined herein). See Items 4 and 5 of this Schedule 13D.

(2)

Based on 1,393,327,843 Class A Shares (as defined herein) outstanding, comprising 1,456,842,659 Class A Shares represented by the Issuer in the February 2022 Convertible Note Purchase Agreement (as defined herein) to be outstanding as of February 21, 2022, less 63,514,816 Class A Shares represented by the Issuer to be reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s (as defined herein) share incentive plans. See Item 4 of this Schedule 13D.

(3)

35.0% assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering, based on 1,393,327,843 Class A Shares outstanding as described in footnote (2) above plus 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029. See Items 4 and 5 of this Schedule 13D.

(4)

67,590,336 Class B Ordinary Shares (“Class B Shares”) were represented by the Issuer in the February 2022 Convertible Note Purchase Agreement to be outstanding as of February 21, 2022. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 21, 2022 represented approximately 17.4% (and 17.9% assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 21, 2022 represented approximately 32.7% (and 33.4% assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. See Items 4 and 5 of this Schedule 13D.

CUSIP No. 36165L108	Page 2 of 6

1	Names of Reporting Persons STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC, AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 477,288,484(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 477,288,484(1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 477,288,484(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 34.3%(2)(3)(4)
14	Type of Reporting Person CO

(1)

493,288,484 assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering, including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029. See Items 4 and 5 of this Schedule 13D.

(2)

Based on 1,393,327,843 Class A Shares outstanding, comprising 1,456,842,659 Class A Shares represented by the Issuer in the February 2022 Convertible Note Purchase Agreement to be outstanding as of February 21, 2022, less 63,514,816 Class A Shares represented by the Issuer to be reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans. See Item 4 of this Schedule 13D.

(3)

35.0% assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering, based on 1,393,327,843 Class A Shares outstanding as described in footnote (2) above plus 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029. See Items 4 and 5 of this Schedule 13D.

(4)

67,590,336 Class B Shares were represented by the Issuer in the February 2022 Convertible Note Purchase Agreement to be outstanding as of February 21, 2022. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 21, 2022 represented approximately 17.4% (and 17.9% assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 21, 2022 represented approximately 32.7% (and 33.4% assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. See Items 4 and 5 of this Schedule 13D.

CUSIP No. 36165L108	Page 3 of 6

1	Names of Reporting Persons STT GDC Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC, AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 477,288,484(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 477,288,484(1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person 477,288,484(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 34.3%(2)(3)(4)
14	Type of Reporting Person CO

(1)

493,288,484 assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering, including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029. See Items 4 and 5 of this Schedule 13D.

(2)

Based on 1,393,327,843 Class A Shares outstanding, comprising 1,456,842,659 Class A Shares represented by the Issuer in the February 2022 Convertible Note Purchase Agreement to be outstanding as of February 21, 2022, less 63,514,816 Class A Shares represented by the Issuer to be reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans. See Item 4 of this Schedule 13D.

(3)

35.0% assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering, based on 1,393,327,843 Class A Shares outstanding as described in footnote (2) above plus 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029. See Items 4 and 5 of this Schedule 13D.

(4)

67,590,336 Class B Shares were represented by the Issuer in the February 2022 Convertible Note Purchase Agreement to be outstanding as of February 21, 2022. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 21, 2022 represented approximately 17.4% (and 17.9% assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 21, 2022 represented approximately 32.7% (and 33.4% assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. See Items 4 and 5 of this Schedule 13D.

CUSIP No. 36165L108	Page 4 of 6

Explanatory Note

This Amendment No. 12 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Commission on June 5, 2017 and amended on June 19, 2017, October 23, 2017, November 16, 2017, February 1, 2018, June 18, 2018, July 5, 2018, March 19, 2019, December 10, 2019, June 24, 2020, August 4, 2020 and October 27, 2020 (the “Statement”) relating to the Class A Ordinary Shares, par value $0.00005 per share (the “Class A Shares”), of GDS Holdings Limited, a Cayman Islands company (the “Issuer”), with its principal executive offices located at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and supplemented by replacing the current Schedule A with Schedule A attached hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following:

The working capital of STTC and STT GDC will be the source of funds used to purchase the 0.25% Convertible Senior Notes due 2029 to be acquired by STT GDC in the February 2022 Convertible Notes Offering (as defined below) as further described in Item 4.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following:

Amendment No. 2 to June 2020 Investor Rights Agreement

On February 20, 2022, the Issuer and STT GDC entered into a second letter agreement (“Amendment No. 2 to the June 2020 IRA”) to amend the June 2020 IRA, as amended by Amendment No. 1 to the June 2020 IRA (each as previously defined in the Statement and, together with Amendment No. 2 to the June 2020 IRA, the “February 2022 Amended June 2020 IRA”), to extend STT GDC’s preemptive rights thereunder to any allotment and issuance of New Securities (as defined in the February 2022 Amended June 2020 IRA) on or before June 25, 2023. In addition, pursuant to the February 2022 Amended June 2020 IRA, the Issuer granted STT GDC certain registration rights until such time that the relevant Registrable Securities (as defined in the February 2022 Amended June 2020 IRA) can be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, without volume limitations.

The description of Amendment No. 2 to the June 2020 IRA does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of such document attached hereto as Exhibit 99.2 and incorporated herein by reference.

0.25% Convertible Senior Notes Due 2029

On February 21, 2022, STT GDC entered into a note purchase agreement (the “February 2022 Note Purchase Agreement”) with the Issuer to subscribe for and purchase from the Issuer $100.0 million of the Issuer’s unsecured 0.25% convertible senior notes due 2029 (the “0.25% Convertible Senior Notes due 2029”), which will be issued pursuant to a convertible note instrument (the “February 2022 Convertible Note Instrument”) between STT GDC and the Issuer, the form of which is appended to the Note Purchase Agreement. The Note Purchase Agreement contemplates the Issuer contemporaneously entering into another note purchase agreement with certain other investors named therein pursuant to which such other investors have agreed to subscribe for and purchase from the Issuer an aggregate principal amount of $520.0 million of 0.25% convertible senior notes due 2029 on substantially similar terms. STT GDC’s purchase of the 0.25% Convertible Senior Notes due 2029 is conditional upon the closing of the purchase of the 0.25% convertible senior notes due 2029 by such other investors and other customary closing conditions. The foregoing transactions are collectively referred to as the “February 2022 Convertible Notes Offering”.

Pursuant to the terms of the February 2022 Convertible Note Instrument, STT GDC will have the right, at its option, to convert all or a portion of the 0.25% Convertible Senior Notes due 2029 held by it into fully paid Class A Shares (or such Class A Shares in the form of ADSs) of the Issuer at any time prior to the close of business on the third scheduled trading day (or the fifth scheduled trading day, in the case of a conversion into Class A Shares in lieu of ADSs) immediately preceding the maturity date of the 0.25% Convertible Senior Notes due 2029, which will be the date falling seven years after the date of the closing of the February 2022 Convertible Notes Offering, at a conversion price of $50 per ADS, representing an initial conversion rate of 20 ADSs per $1,000 principal amount of notes, subject to adjustments set out in the February 2022 Convertible Note Instrument.

The February 2022 Convertible Notes Offering is expected to close on or about March 8, 2022, subject to the satisfaction or waiver of all closing conditions, and, in any event, no later than two months after the date of the 2022 Note Purchase Agreement.

The descriptions herein of the February 2022 Note Purchase Agreement and the February 2022 Convertible Note Instrument do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the form of such documents attached hereto as Exhibits 99.3 and 99.4, respectively, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a)-(b) STT, through its ownership of STTC and STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 477,288,484 Class A Shares, or approximately 34.3% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of February 21, 2022.

STTC, through its ownership of STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 477,288,484 Class A Shares, or approximately 34.3% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of February 21, 2022.

CUSIP No. 36165L108	Page 5 of 6

STT GDC directly owns 477,288,484 Class A Shares (directly or in the form of ADSs), or approximately 34.3% of the outstanding Class A Shares, and has shared power over the voting and disposition of such Class A Shares, as of February 21, 2022.

The percentage of beneficial ownership of the Reporting Persons is calculated based on 1,393,327,843 Class A Shares outstanding, comprising 1,456,842,659 Class A Shares represented by the Issuer in the February 2022 Convertible Note Purchase Agreement to be outstanding as of February 21, 2022, less 63,514,816 Class A Shares represented by the Issuer to be reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans.

67,590,336 Class B Shares were represented by the Issuer in the February 2022 Convertible Note Purchase Agreement to be outstanding as of February 21, 2022. On that basis, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 21, 2022 represented approximately 17.4% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein and approximately 32.7% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein.

Assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering, each of STT, through its ownership of STTC and STT GDC, and STTC, through its ownership of STT GDC, will be deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of, and STT GDC will directly own 493,288,484 Class A Shares, including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029, or approximately 35.0% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares. The foregoing percentage of beneficial ownership of the Reporting Persons is calculated by dividing (i) the 493,288,484 Class A Shares that will be deemed to be beneficially owned by each of the Reporting Persons assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering by (ii) 1,409,327,843 Class A Shares, comprising 1,393,327,843 Class A Shares outstanding as described above plus 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029. See Item 4 this Schedule 13D.

67,590,336 Class B Shares are expected to remain outstanding assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering. On that basis, the Class A Shares deemed to be beneficially owned by the Reporting Persons assuming the completion of, and after giving effect to, the February 2022 Convertible Notes Offering will represent approximately 17.9% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein and approximately 33.4% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Shares (directly or indirectly in the form of ADSs) as of February 21, 2022, based on 1,393,327,843 Class A Shares outstanding as of February 21, 2022, which represents 1,456,842,659 Class A Shares represented by the Issuer in the February 2022 Convertible Note Purchase Agreement to be outstanding as of February 21, 2022, less 63,514,816 Class A Shares represented by the Issuer to be reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans.

(c) Except as described in Item 4 herein, there have been no transactions by the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days.

To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days, except on January 1, 2022, Mr. Sio Tat Hiang, Mr. Lim Ah Doo and Mr. Bruno Lopez received 1,240, 940 and 870 ADSs, respectively, from the Issuer as a portion of their total director compensation as directors of the Issuer.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 36165L108	Page 6 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the February 2022 Convertible Notes Offering, the February 2022 Note Purchase Agreement, the February 2022 Convertible Note Instrument and Amendment No. 2 to the June 2020 IRA and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated June 5, 2017, among STT, STTC and STT GDC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the Commission on June 5, 2017).

99.2	Amendment No. 2 to the June 2020 IRA, dated as of February 20, 2022, between the Issuer and STT GDC (incorporated by reference to the current report on Form 6-K furnished by the Issuer to the Commission on February 22, 2022).

99.3	February 2022 Note Purchase Agreement, dated February 21, 2022, between the Issuer and STT GDC (incorporated by reference to the current report on Form 6-K furnished by the Issuer to the Commission on February 22, 2022).

99.4	Form of February 2022 Convertible Note Instrument between the Issuer and STT GDC (incorporated by reference to the current report on Form 6-K furnished by the Issuer to the Commission on February 22, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 22, 2022

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez
Name: Bruno Lopez
Title: Director

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the directors and executive officers of STT:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Teo Ek Tor 16 Collyer Quay #10-00 Income at Raffles Singapore 049318 (Chairman and Director, STT)	Corporate Director	Singaporean

Sio Tat Hiang 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	President & Group CEO, STT and STTC	Australian

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STT)	Corporate Director	Singaporean

Lim Ah Doo 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT)	Corporate Director	Singaporean

Liu Chee Ming 21/F LHT Tower 31 Queen’s Road Central Hong Kong (Director, STT)	Group Managing Director, Platinum Securities Company Limited	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American

Vicente S. Perez, Jr. 24 Raffles Place #27-01 Singapore 048621 (Director, STT)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STT)	Senior Executive Vice President — International, STT and STTC	American

Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Deputy CEO, STT)	Deputy CEO, STT and STTC & President & Group CEO, STT GDC	Singaporean

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STT)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Malaysian

The following is a list of the directors and executive officers of STTC:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Teo Ek Tor 16 Collyer Quay #10-00 Income at Raffles Singapore 049318 (Chairman and Director, STTC)	Corporate Director	Singaporean

Peter Seah Lim Huat 12 Marina Boulevard Marina Bay Financial Centre Tower 3 Level 45 Singapore 018982 (Deputy Chairman and Director, STTC)	Corporate Director	Singaporean

Sio Tat Hiang 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Deputy Chairman and Director, STTC)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STTC)	President & Group CEO, STT and STTC	Australian

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STTC)	Corporate Director	Singaporean

Lim Ah Doo 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STTC)	Corporate Director	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship

Liu Chee Ming 21/F LHT Tower 31 Queen’s Road Central Hong Kong (Director, STTC)	Group Managing Director, Platinum Securities Company Limited	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STTC)	President, Telemedia Policy Corporation	American

Vicente S. Perez, Jr. 24 Raffles Place #27-01 Singapore 048621 (Director, STTC)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STTC)	Senior Executive Vice President — International, STT and STTC	American

Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Deputy CEO, STTC)	Deputy CEO, STT and STTC & President & Group CEO, STT GDC	Singaporean

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STTC)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STTC)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Malaysian

The following is a list of the directors and executive officers of STT GDC:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT GDC)	President & Group CEO, STT and STTC	Australian

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT GDC)	Senior Executive Vice President — International, STT and STTC	American

Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT GDC)	Deputy CEO, STT and STTC & President & Group CEO, STT GDC	Singaporean

Jonathan Allen King 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Group Chief Operating Officer, STT GDC)	Group Chief Operating Officer, STT GDC	Australian

Lim Yueh Hua Nelson 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Group Chief Financial Officer, STT GDC)	Group Chief Financial Officer, STT GDC	Singaporean